

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 5, 2010

Mr. John P. D. Cato
Chief Executive Officer
The Cato Corporation
8100 Denmark Road
Charlotte, NC 28273-5975

> **Re:** **The Cato Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **January 30, 2010**
> **Filed March 30, 2010**
> **File No. 001-31340**
> **Schedule 14A**
> **Filed April 8, 2010**

Dear Mr. Cato:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A filed April 8, 2010

General

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

2009 Executive Compensation, page 11

2.   We note the disclosure on page 11 that you benchmark to compensation survey data from the retail industry. Please amend your Form 10-K to identify the survey data and identify the companies that comprise the survey data or advise as to why such disclosure is not required. We direct your attention to your response letter dated August 27, 2008 where you agreed to identify the companies that comprised the survey data.

Grants of Plan-Based Awards

3.   On page 13 you discuss your Annual Cash Incentive Program which resulted in the payment of non-equity incentive plan compensation, as reported in your Summary Compensation table. However, your Grants of Plan-Based Awards table does not reflect this program. Please advise and, if warranted, provide us with draft disclosure for future filings based on your 2009 data.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services